1901 East Edwardsville Road Wood River, IL 62095

August 28, 2012

Attention: Lyn Shenk, Branch Chief
Mail Stop 3561
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Dear Mr. Shenk:

Separately, YTB International, Inc. (the “Company”) is filing by the end of the week its response to the Staff’s comment letter dated May 23, 2012.

If the Staff has any questions or comments about the response, then the Company encourages the Staff to contact me.

Additionally, the Company acknowledges that it has failed to file its Form 10-K for fiscal 2011; its Form 10-Q for its first fiscal quarter of 2012; and its Form 10-Q for its second fiscal quarter of 2012.  The Company would like the Staff to know that its failure to make such filings has not been purposeful.  Rather, the Company would like the Staff to know that, due to the ongoing deterioration in the financial results of the Company’s operations and the realization of inadequate cash flow from such operations, the Company is unable to pay for the costs associated with the requisite independent audit services associated with or necessary to make such filings. Although the cash flow produced by the Company’s operations is currently adequate to cover basic operating expenses such as payroll, rent, utilities, commissions, and certain other services charges, such cash flow is not adequate to cover other expenses, such as the expenses of remaining compliant with its reporting obligations.

Recently, the Company embarked on a restructuring program that was intended to reduce the Company’s operating expenses and stabilize or increase the Company’s revenues. The Company has believed that the program would enable it to again become fully compliant with its reporting obligations.  To date, the program has not been as successful as anticipated and the Company remains incapable of paying for the costs associated with compliance.  The Company remains hopeful, however, that its financial results will improve in the coming months and, as its results improve, the Company is also hopeful of being able to meet its reporting responsibilities.

Sincerely,

YTB International, Inc.

By:	/s/ Steve Boyd
Steve Boyd,
Controller/Principal Accounting Officer